

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2015

David M. Sheffield
Senior Vice President and Chief Accounting Officer
Global Payments, Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328-3473

> **Re: Global Payments, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2015**
> **Filed July 30, 3015**
> **File No. 1-16111**

Dear Mr. Sheffield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014, page 31</u>

1. In future filings where you describe two or more factors that contributed to a material change in a financial statement line item between periods, including revenues, operating expenses, selling general and administrative expenses, operating income and operating margin for segments, corporate, operating income, and other income/expense, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, you indicate on page 32 that your European ". . . merchant services revenues for fiscal 2015 increased 4.9% to $616.0 million compared to the prior year driven primarily by card transaction and volume growth and a decrease in interchange rates in Spain, service fee growth in the United Kingdom and growth in our e-commerce channel, partially offset by the unfavorable effect of changes in exchange rates and weakness in Russia" without separately quantifying the contributing factors.

Consolidated Balance Sheets, page 49

2. We note your common stock has no par value. Please explain to us why no amount has been credited to common stock

Note 3 – Business and Intangible Asset Acquisitions and Joint Ventures, page 61

3. We note in regards to the purchase of Realex and Ezidebit, you appear to have allocated a significant amount of the purchase price consideration to goodwill. Please explain to us how you evaluated these acquisitions for the existence of other intangible assets in accordance with ASC 805-20-55. Please disclose any intangible assets that did not qualify for separate recognition in accordance with ASC 805-30-50 and provide more robust disclosure of the factors that make-up the goodwill recognized.

Note 14 – Segment Information, page 80

4. Please tell us how you have identified your operating segments. It is unclear to us if your operating segments are the same as your six reportable units for goodwill purposes. If they are the same, please explain why Canada is not an operating segment and a reportable segment and how you report your Brazilian operations currently and under the new segment structure beginning in fiscal 2016. In addition, to the extent you have aggregated your operating segments into your reportable segments, please disclose that fact and tell us how you have considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products